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January 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn:	Kate Tillan

Rolf Sundwall

Re:	Bitfarms Ltd.

Amendment No. 1 to Registration Statement on Form F-4

Filed December 20, 2024

File No. 333-282657

Dear Ms. Tillan and Mr. Sundwall,

On behalf of Bitfarms Ltd. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-4 filed with the Commission on December 20, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

January 21, 2025

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 1 to Registration Statement on Form F-4

The Merger Proposal, page 38

1.	Refer to your response to prior comment 9. Please revise to summarize the preemptive right provision, the standstill provision and the term of the Settlement Agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51 and 52 of the Amendment.

Bitfarms’s Reasons for the Merger, page 52

2.	We note your response to prior comment 11. Please reconcile your statement on page 23 that “the cumulative amount of non-recurring expenses expected to be incurred by Stronghold and Bitfarms in connection with the merger and completion of the transactions contemplated by the merger agreement is currently estimated to be approximately $18.0 million” with your revised disclosure on page 54 that “Bitfarms will incur substantial transaction fees and costs in connection with the merger, which is currently estimated to be approximately $9 million.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Amendment.

* * * * *

Securities and Exchange Commission

January 21, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Jeffrey Lucas, Chief Financial Officer, Bitfarms Ltd.